SECURITY INCOME FUND
FILE NO. 811-02120
CIK NO. 0000088498

EX-99.77C

A special meeting of the shareholders of the Security Income Fund - Capital Preservation Series was held on January 23, 2009. Each matter voted upon at the meeting, as well as the number of shares cast for, against or withheld or abstentions with respect to such matters are set forth below:

(1) The approval of a plan of reorganization for Security Income Fund - Capital Preservation Series into Rydex|SGI Income Fund - U.S. Intermediate Bond
     Series:

                  VOTES FOR          VOTES AGAINST/ABSTENTIONS

                  7,476,329                   272,841